Exhibit 99.1

BOS Reports Second Quarter and First Half 2026 Financial Results

Second Quarter Revenue Grew 29% Year-Over-Year to $14.9 Million

Raises Full-Year 2026 Net Income Guidance

RISHON LE ZION, Israel, August 20, 2026 -- BOS Better Online Solutions Ltd. (“BOS” or the “Company”) (Nasdaq: BOSC), an integrator of supply chain technologies for the aerospace, defense, industrial and retail sectors, today announced its financial results for the second quarter and first half ended June 30, 2026.

Second Quarter 2026 Financial Highlights

●	Revenue was $14.9 million, up 29% from $11.5 million in the second quarter of 2025.

●	Gross profit was $3.4 million, or 23.0% of revenue, compared to $2.6 million, or 22.8% of revenue, in the second quarter of 2025.

●	Operating income was $1.1 million, compared to $0.1 million in the second quarter of 2025, which included a $0.7 million goodwill impairment charge.

●	EBITDA was $1.3 million, compared to $0.9 million in the second quarter of 2025.

●	Net income was $1.4 million, or $0.19 per diluted share, compared to net income of $0.8 million, or $0.12 per diluted share, in the second quarter of 2025.

First Half 2026 Financial Highlights

●	Revenue was $26.2 million, compared to $26.6 million in the first half of 2025.

●	Gross profit was $6.2 million, or 23.8% of revenue, compared to $6.2 million, or 23.4% of revenue, in the first half of 2025.

●	Operating income was $1.7 million, compared to $1.8 million in the first half of 2025; the 2025 period included a $0.7 million goodwill impairment charge.

●	EBITDA was $2.2 million, compared to $2.8 million in the first half of 2025.

●	Net income was $2.1 million, or $0.30 per diluted share, compared to net income of $2.1 million, or $0.33 per diluted share, in the first half of 2025.

“Second-quarter 2026 revenue grew 29% year-over-year, helping offset a softer first quarter of 2026 and bringing first-half 2026 revenue roughly in line with last year,” said Eyal Cohen, BOS’ CEO. “Our backlog remained at a record $31 million as of the end of the second quarter of 2026, unchanged from the previous quarter, despite 30% quarter-over-quarter revenue growth. Approximately $20 million of the backlog is scheduled for delivery by year-end. Together with first-half revenue, this amount represents approximately 91% of our full-year 2025 revenue. Accordingly, we continue to expect full-year 2026 revenue to exceed $51 million, and we are raising our net income guidance to exceed $3.6 million.

Growth in the first half was led by our RFID division, up 17.5% year-over-year, while Supply Chain revenue softened by 5.8%, which we view as temporary based on backlog trends,” concluded Eyal Cohen.

Moshe Zeltzer, BOS’ Chief Financial Officer, stated: “The depreciation of the U.S. dollar against the New Israeli Shekel increased our operating expenses by approximately $0.6 million in the first half of 2026, compared to the first half of 2025, creating pressure on our profitability. We are responding to the depreciation of the U.S. dollar by working to accelerate revenue growth and improve gross profit margins.

The diluted earnings per share for the first half declined to $0.30 from $0.33 in the comparable period primarily due to 970,000 shares issued upon warrant and option exercises in the second half of 2025. The proceeds from the exercises amounted to $2.9 million, which we plan to deploy toward acquisitions that are expected to increase our earnings. We remain focused both on organic growth across all three divisions and on continuing to evaluate selective bolt-on acquisitions.”

Investor Conference Call

BOS will host a video conference meeting on August 20, 2026, at 8:30 a.m. EDT. A question-and-answer session will follow management’s presentation. To access the video conference meeting, please click on the following link:
https://us06web.zoom.us/j/82362585684?pwd=TxUMoGZQB7b9WbbKaNtkDb3Tn95gEq.1

For those unable to participate in the video conference, a recording of the meeting will be available the next day on the BOS website: www.boscom.com

About BOS

BOS integrates cutting-edge technologies to streamline and enhance supply chain operations for global customers in the aerospace, defense, industrial and retail sectors. The Company operates three specialized divisions:

Supply Chain Division

Distributes and integrates franchised electronic components directly into customer products.

RFID Division

Optimizes customers’ inventory management through state-of-the-art marking and tracking solutions, ensuring real-time visibility and control.

Intelligent Robotics Division

Automates industrial and logistics inventory processes through advanced robotics technologies, improving efficiency and precision.

For more information on BOS Better Online Solutions Ltd., visit www.boscom.com.

Contacts:

Toni McLaughlin, Director

Allele Communications | +1 786.290.7095 | tmclaughlin@allelecommunications.com

Eyal Cohen, CEO

BOS | +972-542525925 | eyalc@boscom.com

Use of Non-GAAP Financial Information

BOS reports financial results in accordance with U.S. GAAP and also provides certain non-GAAP measures. These non-GAAP measures are not in accordance with, nor are they a substitute for, GAAP measures. These non-GAAP measures are intended to supplement the Company’s presentation of its financial results prepared in accordance with GAAP. The Company uses these non-GAAP measures to evaluate and manage its operations internally and is providing this information to assist investors in performing additional financial analysis consistent with financial models developed by research analysts who follow the Company. The reconciliation set forth below is provided in accordance with Regulation G and reconciles the non-GAAP financial measures with the most directly comparable GAAP financial measures.

Contracted backlog

Represents the estimated value of firm customer orders under contract as of the date indicated. Backlog is not a guarantee of future revenues, and may be canceled, modified, or delayed by customers.

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS. These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or a few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions, the effect of the ongoing armed conflict and security conditions in Israel and in the region, the continued availability of financing for working capital purposes and to refinance outstanding indebtedness; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the US Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share numbers)

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025
	(Unaudited)		(Unaudited)

Revenues	$26,242	$26,553	$14,853	$11,527
Cost of revenues	19,999	20,334	11,444	8,896
Gross profit	6,243	6,219	3,409	2,631

Operating costs and expenses:
Research and development	114	87	54	45
Sales and marketing	3,104	2,540	1,627	1,277
General and administrative	1,290	1,081	658	539
Impairment of goodwill	-	700	-	700
Total operating costs and expenses	4,508	4,408	2,339	2,561

Operating income	1,735	1,811	1,070	70
Financial income, net	415	424	295	696
Income before taxes on income	2,150	2,235	1,365	766
Taxes on income	20	121	-	1
Net income	$2,130	$2,114	$1,365	$765

Basic net income per share	$0.30	$0.36	$0.19	$0.13
Diluted net income per share	$0.30	$0.33	$0.19	$0.12
Weighted average number of shares used in computing basic net income per share	7,043	5,925	7,050	5,950
Weighted average number of shares used in computing diluted net income per share	7,193	6,385	7,194	6,438

Number of outstanding shares as of June 30, 2026 and 2025	7,060	6,060	7,060	6,060

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$10,378	$11,825
Restricted bank deposits	130	98
Trade receivables, net	17,739	15,638
Other receivable and prepaid expenses	2,025	1,440
Inventories	7,726	6,541

Total current assets	37,998	35,542

OTHER LONG-TERM ASSETS	129	128

PROPERTY AND EQUIPMENT, NET	3,517	3,449

OPERATING LEASE RIGHT-OF-USE ASSETS, NET	856	926

DEFERRED TAX ASSETS	1,250	1,250

OTHER INTANGIBLE ASSETS, NET	810	361

GOODWILL	2,988	2,988

Total assets	$47,548	$44,644

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	June 30, 2026	December 31, 2025
	(Unaudited)	(Audited)

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Short term loans and current maturities of long-term loans	$139	$775
Operating lease liabilities, current	280	251
Trade payables	8,202	6,778
Employees and payroll accruals	1,376	1,266
Deferred revenues	3,285	3,129
Accrued expenses and other liabilities	623	983

Total current liabilities	13,905	13,182

LONG-TERM LIABILITIES:
Long-term loans, net of current maturities	972	972
Operating lease liabilities, non-current	744	768
Long term deferred revenues	345	286
Accrued severance pay, net	701	732

Total long-term liabilities	2,762	2,758

TOTAL SHAREHOLDERS’ EQUITY	30,881	28,704

Total liabilities and shareholders’ equity	$47,548	$44,644

CONDENSED CONSOLIDATED EBITDA

(U.S. dollars in thousands)

	Six months ended June 30,		Three months ended June 30,
	2026	2025	2026	2025

Operating income	$1,735	$1,811	$1,070	$70
Add:
Impairment of goodwill	-	700	-	700
Amortization of intangible assets	190	30	75	15
Stock-based compensation	23	20	17	10
Depreciation	224	204	116	103
EBITDA	$2,172	$2,765	$1,278	$898

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Six months ended June 30, 2026

Revenues	$7,251	$18,595	$617	$(221)	$26,242

Gross profit	1,423	4,564	256	-	6,243

Allocated operating expenses	1,207	2,384	216	-	3,807

Amortization of intangible assets	-	190	-	-	190

Unallocated operating expenses*	-	-	-		511

Income from operations	$216	$1,990	$40	-	$1,735

Financial income and tax on income					395

Net income					$2,130

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Six months ended June 30, 2025

Revenues	$6,168	$19,734	$868	$(217)	$26,553

Gross profit	1,261	4,753	205	-	6,219

Allocated operating expenses	1,060	2,076	141	-	3,277

Impairment of goodwill and intangible assets	700	30	-	-	730

Unallocated operating expenses*	-	-	-	-	401

Income (loss) from operations	$(499)	$2,647	$64	-	$1,811

Financial income and tax on income					303

Net income					$2,114

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.

SEGMENT INFORMATION

(U.S. dollars in thousands)

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended June 30, 2026

Revenues	$3,794	$10,946	$311	$(198)	$14,853

Gross profit	765	2,538	106	-	3,409

Allocated operating expenses	645	1,240	105	-	1,990

Amortization of intangible assets	-	75	-		75

Unallocated operating expenses*	-	-	-	-	274

Income from operations	$120	$1,223	$1	-	$1,070

Financial income and tax on income					295

Net income					$1,365

	RFID	Supply Chain Solutions	Intelligent Robotics	Intercompany	Consolidated
	Three months ended June 30, 2025

Revenues	$2,910	$8,344	$371	$(98)	$11,527

Gross profit	555	1,997	79	-	2,631

Allocated operating expenses	531	1,042	73	-	1,646

Impairment of goodwill and intangible assets	700	15	-		715

Unallocated operating expenses*	-	-	-	-	200

Income (loss) from operations	$(676)	$940	$6	-	$70

Financial income and tax on income					695

Net income					$765

*	Unallocated operating expenses include costs not specific to a particular segment but are general to the group, such as expenses incurred for insurance of directors and officers, public company fees, legal fees, and other similar corporate costs.